SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: July 12, 2024

List of Materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from June 1, 2024 to June 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 12, 2024

[This is a translation of the Share Buyback Report for the period from June 1, 2024 to June 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on July 12, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of June 30, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	30,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) June 3 June 4 June 5 June 6 June 7 June 10 June 11 June 12 June 13 June 14 June 17 June 18 June 19 June 20 June 21	182,000 230,000 173,200 259,500 127,100 107,200 108,500 143,800 208,800 279,800 163,300 145,300 158,000 101,800 292,400

2,384,749,003

3,071,962,501

2,324,481,503

3,531,701,009

1,703,856,996

1,435,210,001

1,447,076,500

1,888,883,994

2,777,160,498

3,659,761,504

2,074,858,495

1,839,290,497

2,011,494,998

1,300,382,002

3,759,385,513

Total	—	2,680,700	35,210,255,014

Total number of shares repurchased as of the end of the reporting month	3,354,900	43,731,693,500
Progress of the repurchase (%)	11.18	17.49
Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation also approved at the same meeting of the Board of Directors held on May 14, 2024 a stock split. The total number of shares for repurchase after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

2.	Status of Disposition

(as of June 30, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) June 4 June 5 June 7 June 12 June 13 June 17 June 18 June 19	36,200 700 3,900 3,900 56,600 100 10,000 100	380,183,984 7,351,624 40,959,048 40,959,048 594,431,312 1,050,232 105,023,200 1,050,232

Total	—	111,500	1,171,008,680
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) June 12 June 14	80 60	840,186 630,139
Total	—	140	1,470,325
Total amount	111,640		1,172,479,005
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of June 30, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	30,868,630

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